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                              November 14, 2023

       Mike Winston
       Executive Chairman and Interim Chief Executive Officer
       Jet.AI Inc.
       10845 Griffith Peak Dr.
       Suite 200
       Las Vegas, Nevada 89135

                                                        Re: Jet.AI Inc.
                                                            Amendment No 1. to
Registration Statement on Form S-1
                                                            Filed October 27,
2023
                                                            File No. 333-274432

       Dear Mike Winston:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

       Amendment No 1. to Registration Statement on Form S-1

       Prospectus Summary
       Forward Purchase Agreement, page 11

   1. We note your revised disclosure in response to prior comment 4 and reissue it in part. Please disclose
the net proceeds to the Company from the Forward Purchase
                                                        Agreement and the FPA
Funding Amount PIPE Subscription Agreement arrangements.
                                                        Also, add risk factor
disclosure to address the risks associated with these arrangements.
   2. We note you entered into the Forward Purchase Agreement with Meteora, in part, to purchase Oxbridge Class
A ordinary shares to reduce redemption rates. Please provide your analysis on how
such purchases complied with Rule 14e-5.
 Mike Winston
Jet.AI Inc.
November 14, 2023
Page 2
Plan of Distribution
GEM, page 94

3.     We note your revised disclosure in response to prior comment 11 that GEM may be
       deemed an    underwriter    within the meaning of Section 2(a)(11) of
the Securities
       Act. Please revise to indicate that GEM is an underwriter.
4. We note your revised disclosure in response to prior comment 12 and reissue it in part.
       Please revise your prospectus to disclose that Regulation M may prohibit GEM and any other distribution participants that are participating in the
distribution of the Company   s
       securities from purchasing shares in the open market while the equity line is in effect.
       Also, while you indicate in your response letter that you have revised your disclosure to describe the contractual provisions applicable to GEM with respect to market activities, we do not see this revised disclosure in your prospectus. Please revise your prospectus accordingly.
General

5. We note your response to prior comment 9 and reissue it in part. Please disclose the potential profit the selling stockholders will earn based on the current trading price due to differences in the purchase prices and the current trading price.
       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Daniel
Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                              Sincerely,
FirstName LastNameMike Winston
                                                              Division of
Corporation Finance
Comapany NameJet.AI Inc.
                                                              Office of Energy
& Transportation
November 14, 2023 Page 2
cc:       Jeanne Campanelli, Esq.
FirstName LastName